Exhibit 21.1
Subsidiaries of the Registrant
     Active subsidiaries of The Corporate Executive Board Company as of December 31, 2006:

Company Name	Jurisdiction of Organization
The Corporate Executive Board Company (UK) Ltd.	United Kingdom
Corporate Executive Board India Private Ltd.	India
CEB International Holdings, Inc.	United States